Exhibit 99.1

SOS Limited Announces Termination of Deposit Agreement, Concurrent Changes to Share Capital and Direct Listing of Ordinary Shares

QINGDAO, China, Aug. 28, 2025 /PRNewswire/ -- SOS Limited (NYSE: SOS) (“the Company” or “SOS”) today announced its plan to terminate the amended and restated Deposit Agreement dated May 4, 2017, as amended, by and among the Company, Citibank, N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective September 8, 2025 (the “Termination”).

In connection with the Termination, the Company held an extraordinary general meeting of shareholders on August 11, 2025 at which its shareholders approved an increase to the Company’s authorized share capital, as well as a 150-for-1 share consolidation of its ordinary shares, such that each and every 150 issued and unissued Class A and Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company be consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75, respectively.

The Depositary of the Company’s American depositary receipts (the “ADRs”) will distribute to all holders and beneficial owners of the Company’s ADRs an updated notification regarding the termination of the ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The new effective date of the termination of the Deposit Agreement will be September 8, 2025 (the “Effective Date”). On the Effective Date (with the Share Consolidation being effective), holders of ADSs will have their ADSs automatically cancelled and will be entitled to receive the corresponding underlying Class A ordinary shares, par value $0.75 per share (“Ordinary Shares”), at a rate of one (1) Ordinary Share for each ADS cancelled (the “Mandatory Exchange”).

Following the Mandatory Exchange, the Ordinary Shares are anticipated to trade directly on the New York Stock Exchange under the current trading symbol “SOS”.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. SOS may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about SOS’ beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and SOS does not undertake any obligation to update such information, except as required under applicable law.

About SOS Limited

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security and insurance in the future. Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd and Weigou International Trading Co Ltd. Major trading commodity includes mineral resin, soybean, wheat, sesame, liquid sulfur, petrol coke and latex etc. For more information, please visit: http://www.sosyun.com/.